Filed under Rule 433
File Nos. 333-124535
333-124535-03
Term Sheet

Issuer:	USB Capital XI

Guarantor:	U.S. Bancorp (Ticker: USB)

Size:	$700 million (28 million trust preferred securities)

Overallotment Option:	4.2 million trust preferred securities

Expected Ratings:	A1 /A /A+ (Moody’s / S&P / Fitch)

Maturity Date:	September 15, 2066 (60NC5)

Coupon/Distribution Rate:	6.60% per annum

1st Coupon/Distribution:	12/15/2006 and quarterly thereafter

Redemption:	On or after 9/15/2011 at $25 per trust preferred security plus accrued and unpaid distributions

Liquidation Amount / Par:	$25 per trust preferred security

Trade Date:	8/23/2006

Settle:	8/30/2006 (T+5)

Expected Listing:	NYSE

Public Offering Price:	$25 per trust preferred security

Net Proceeds (before expenses) to Issuer:	$677,950,000, subject to an increase of $0.2875 per trust preferred security for sales of more than 20,000 trust preferred securities to a single purchaser

Structuring Advisor and Joint Book-runner:	Merrill Lynch & Co.

Joint Book-runners:	Citigroup and Morgan Stanley

Sr. Co-Managers:	A.G. Edwards & Sons, RBC Dain Rauscher, UBS Investment Bank, Wachovia Securities

Jr. Co-Managers:	Banc of America Securities LLC, Bear, Stearns & Co. Inc., Charles Schwab, Credit Suisse, Goldman, Sachs & Co., Lehman Brothers, Stifel Nicolaus

CUSIP/ISIN:	903300200/ US9033002000
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The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Citigroup toll-free 1-877-858-5407, (ii) Merrill Lynch & Co. toll-free 1-866-500-5408, or (iii) Morgan Stanley toll-free 1-866-718-1659.